VIRALYTICS LTD
ONCOLYTIC VIRUSES

12 April 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.



Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman



Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia



ASX and Media Release

March 31 2010 Quarterly Cash Report and Appendix 4c

7th April 2010, Sydney: Viralytics Limited (**ASX:** VLA, VLAO **OTC**: VRACY)

Viralytics Limited ('Viralytics') is pleased to report that the Company closed the March quarter 2010 with $3.3m cash on hand (December quarter $852k) as well as having the ability in the next 15 months to access a further $4.8m to $6.2m in cash from the conversion of options and an existing convertible note facility.

This puts the Company in a secure financial position to enter its phase II clinical program for CAVATAK™.

During the quarter the Company raised a total of $3.7m in new funds from 3 sources:

1) Sale of non-core asset: During February 2010 the Company sold its holding in CBio Ltd, following CBio's listing on the Australian Stock Exchange. The Company realised $506,000 from this sale, incurring a small book loss of $22k.
2) Placement of 28.6m shares at 5.3 cents raising $1,518,000 at the end of March 2010 and
3) Drawing down $1,644,000 from the established Convertible Note facility with La Jolla Cove Investors.

In addition to funds on hand at 31 March 2010, the Company has access to the following funds:

4) $US3,250,000 remaining under the Convertible Note facility entered into in June 2009 with La Jolla Cove Investors. These funds are currently being drawn down at the rate of $US250k per month. Of the $US2.75m already drawn down $2.554m has been converted to shares leaving $US196 as a convertible note that may be converted into shares at any time.
5) $1,146,000 resulting from a put option with HC Securities or their nominee which will allow the Company to put up to 28,650,000 ordinary shares at 4 cents per share if the Company's listed options (VLAO) are not fully exercised when they expire on 29 June 2010. As at 31 March 2010 there were 87,847,916 VLAO options outstanding at an exercise price of 3 cents. If these were all exercised at or before the expiry date of 29 June 2010, the Company would receive $2,635,437 in new funds and the put option referred to above would not be exercisable. As at 31 March Viralytics shares were trading between 5.4 cents and 5.6 cents. If this were to continue through 29 June 2010, then the Company believes it is likely most if not all of the VLAO options would be exercised.

Enquiries
Viralytics Ltd
Bryan Dulhunty

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351


VIRALYTICS LTD
ONCOLYTIC VIRUSES

Managing Director
T: 02 9988 4000
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	31 March 2010

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (9 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(193)	(574)
	(b) consultants	(5)	(15)
	(c) research and development	(675)	(1,270)
	(d) leased assets	-	-
	(e) other working capital	(240)	(700)
	(f) intellectual property/patent costs	(39)	(124)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	3	13
1.5	Interest and other costs of finance paid	(6)	(18)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material) R&D Tax Refund	-	-
	Net operating cash flows	**(1,155)**	**(2,688)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,155)**	**(2,688)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(1)	(5)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	506	506
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	(12)	(12)
	Net investing cash flows	**493**	**489**
1.14	**Total operating and investing cash flows**	**(662)**	**(2,199)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,523	1,558
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other – Convertible Note Drawdown –	1,644	2,797
	Other – Cost of Fund Raising (share issue and Convertible notes)	(100)	(210)
	Net financing cash flows	**3,067**	**4,145**
	Net increase (decrease) in cash held	**2,405**	**1,946**
1.21	Cash at beginning of quarter/year to date	852	1,311
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**3,257**	**3,257**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	116
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Convertible Note (1)	**$US6m (SA6.7)**	**$US2m (SA2.2)**
3.2	Credit standby arrangements	-	-

(1) In June 2009 the Company entered into a convertible note facility with La Jolla Cove Investors Inc. (LJCI) which provided for a maximum investment of USD$6.0 million over 2 years, estimating a monthly drawdown rate of USD$250,000 (4 $US1.5m notes).

At the date of this report the first note was fully drawn down, the second note had been entered into and $US1.250k had been drawn down . This leaves a remaining facility of $US3.25m

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	3,257	852
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	3,257	852

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date 7 April 2010

(Director)

Print name: Bryan Dulhunty...



RECEIVED
2010 APR 20 A 8:03

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

7 April 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 6 April 2010, Viralytics Ltd (ASX:VLA) issued 5,826,271 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 7 April 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 7 April 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

Suite 1B, 56-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351



ASX Announcement
6 April 2010

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted US$252,010 of the second convertible note into 5,826,271 fully paid ordinary shares.

A total of US$1,250,000 has been drawn down under this facility and a total of US$1,053,729 of the convertible note has been converted into ordinary shares. The convertible note outstanding is US$196,271.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: *melanoma, prostate cancer, breast cancer, multiple myeloma and others.*

Suite 1B, 56-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,826,271
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$275,000 (in total)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 April 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	419,126,195	Ordinary shares fully paid
		87,847,916	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000 20,000 1	Unlisted Options Unlisted employee share scheme options Convertible Note (Original value US$1.5M, US$1.25M drawn down and US$1,053,729 converted. Balance of Convertible Note drawn down is US$196,271.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ *See chapter 19 for defined terms.*

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 April 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX Announcement
26 March 2010

Issue of Placement Shares and Exercise of Listed Options

As announced on 25 March 2010, Viralytics Limited **(ASX:VLA, OTC: VRACY)** has today issued 28,650,000 fully paid ordinary shares to sophisticated and professional investors today raising $1,518,450. The funds raised by the placement will be applied to the continuation of clinical research and development of the Company's lead product CAVATAK™.

The Company has also issued 187,352 fully paid ordinary shares today upon exercise of 187,352 of the Company's Listed Options. The options were issued under the 2009 Options Rights Issue with an exercise price of $0.03 each, expiring 29 June 2010.

In addition, the Company has drawn down a further US$250,000 under the second convertible note with La Jolla Cove Investors, Inc (LJCI). A total of US$1,250,000 has been drawn down under this facility and a total of US$801,719 of the convertible note has been converted into ordinary shares by LJCI. The convertible note outstanding is US$448,281.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.


Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 28,650,000 2. 187,352
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. Yes
5	Issue price or consideration	1. $0.053 per security 2. $0.03 per security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Funds raised pursuant to the placement will be applied to continuation of clinical research and development of the company's lead product CAVATAK™. 2. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 26 March 2010 2. 26 March 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
412,762,924	Ordinary shares fully paid
88,384,916	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$1.25M drawn down and US$801,719 converted. Balance of Convertible Note drawn down is US$448,281.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 March 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==



ASX and Media Release

Viralytics announces $1.5 million placement and $1.15 million put option

25th March 2010, Sydney: Viralytics Limited (**ASX:** VLA, VLAO **OTC**: VRACY)

Viralytics Limited ('Viralytics') today announced a placement to raise approximately $1.5185 million. The placement will consist of 28,650,000 new ordinary shares to be issued to sophisticated and professional investors at $0.053 per share to raise $1.5185 million, before costs of the issue. The placement price represents a 20% discount to the 10 day value weighted average price 'VWAP' for the period 9-22 March inclusive. It is anticipated that settlement of the placement and allotment of shares will occur on or about 29 March 2010.

Viralytics has also agreed to a put option to enable the company, at its election, to issue up to 28,650,000 new ordinary shares at $0.04 per share at 30 June 2010 to raise up to approximately $1.146 million (adjusted as noted below), before costs of the issue. The put option will enable Viralytics to issue the shares to Independent Advisor Solutions or other parties as Viralytics may agree. The put option provides Viralytics with an additional potential source of capital to supplement receipt of any funds from the exercise of its VLAO class options which expire at 29 June 2010. The amount raised under the put option will be reduced by the amount otherwise received from the exercise of VLAO class options and to compensate for any shortfall in the exercise of those VLAO class options. The pricing of the put option shares reflects the VLAO options which were issued for $0.01 and which have an exercise price of $0.03 per share.

Funds raised pursuant to the placement, and under the put option as relevant, will be applied to the continuation of clinical research and development of the company's lead product CAVATAK™.

HC Securities Pty Ltd acted as Lead Manager and Corporate Advisor to the capital raising.

The placement of the shares and the put option agreement are conducted in accordance with the ASX Listing Rule 7.1. '15% limit' and do not require shareholder approval. To maximise flexibility, however, Viralytics anticipates seeking 'refresher' approval from shareholders under ASX Listing Rule 7.4 at its next general meeting.

Enquiries
Viralytics Ltd
Bryan Dulhunty
Managing Director
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com



Suite 1B, 56-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351



Website: www.viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Safe harbour statement

Certain statements made in this document and material referred to in this document that use the words 'estimate', 'project', 'intend', 'expect', 'believe' and similar expressions are intended to identify forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.). These forward looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by these statements. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Fully paid ordinary shares 3. Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 163,934 2. 102,018 3. 350,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Fully paid ordinary shares 3. Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. Yes 3. Yes
5	Issue price or consideration	1. $0.061 per share 2. $0.03 per share 3. $0.03 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued as part payment for services provided to the Company. 2. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010. 3. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 17 March 2010 2. 17 March 2010 3. 19 March 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	383,925,572	Ordinary shares fully paid
		88,572,268	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,950,000 20,000 1	Unlisted Options Unlisted employee share scheme options Convertible Note (Original value US$1.5M, US$1M drawn down and US$801,719 converted. Balance of Convertible Note drawn down is US$198,281.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 23 March 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==


VIRALYTICS LTD
ONCOLYTIC VIRUSES

ASX and Media Release

Viralytics moves to increase US presence

19th March 2010, Sydney: Viralytics Limited (ASX: VLA, OTC: VRACY):

Sydney based cancer drug development Company Viralytics Limited (ASX: VLA) has moved to increase its international profile in the lucrative US biotech investment market.

The Company has gained clearance from the US Financial Industry and Regulatory Authority to upgrade its American Depositary Receipts from the Grey Market to the Pink Sheets Current Information market tier.

Viralytics' Managing Director, Mr Bryan Dulhunty, said "This move simplifies the process for American investors to buy shares in the Company.

As the Company has previously stated, the US represents the largest biotech and pharmaceutical investment market in the world and we continue to build both our clinical development and investor presence in this market. The Company currently has 2 US-based directors with its lead product CAVATAK being produced in the USA and has a US FDA IND program lodgement underway.

The market tier upgrade and continuous two-way quote by a FINRA registered market maker provides for increased transparency and understanding for our shareholders and supporters in the US" Said Mr Bryan Dulhunty.

Viriathus Capital LLC advised Viralytics throughout this process and shall continue to provide strategic advice to the Company regarding the United States capital markets.

Enquiries
Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd: Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351